NO ACT

P.E.
02/09/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 08 2016

Washington, DC 20549

March 8, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-8-16

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The TJX Companies, Inc.
Incoming letter dated February 9, 2016

Dear Ms. Ising:

This is in response to your letter dated February 9, 2016 concerning the shareholder proposal submitted to TJX by Trillium Asset Management, LLC on behalf of Plymouth Congregational Church of Seattle, Mayberry LLC, Persephone LLC and Portfolio 21 Global Equity Fund; the Unitarian Universalist Service Committee; and Zevin Asset Management, LLC on behalf of the John Maher Trust. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

16004212

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

March 8, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The TJX Companies, Inc.
Incoming letter dated February 9, 2016

The proposal urges the board to adopt principles for minimum wage reform.

There appears to be some basis for your view that TJX may exclude the proposal under rule 14a-8(i)(7), as relating to TJX's ordinary business operations. In this regard, we note that the proposal relates to general compensation matters. Accordingly, we will not recommend enforcement action to the Commission if TJX omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which TJX relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
eising@gibsondunn.com

February 9, 2016

<u>VIA E-MAIL</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The TJX Companies, Inc.*
Stockholder Proposal of Trillium Asset Management, LLC, et al
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The TJX Companies, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from Trillium Asset Management, LLC, on behalf of Plymouth Congregational Church of Seattle, Mayberry LLC, Persephone LLC, and Portfolio 21 Global Equity Fund, Unitarian Universalist Service Committee, and Zevin Asset Management, LLC, on behalf of the John Maher Trust (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2016 Proxy Materials with the Commission and concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: The TJX Companies shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.
>
> This proposal does not encompass payments used for lobbying or ask TJX to take a position on any particular piece of legislation.

A copy of the Proposal and the Supporting Statement, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2016 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading and the Supporting Statement is materially misleading; and
- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

A. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(7) Because It Involves General Employee Compensation.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a stockholder proposal that relates to its "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission explained that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that certain tasks "are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples of the tasks cited by the Commission include "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The mere fact that a proposal touches upon a significant policy issue is not alone sufficient to avoid the application of Rule 14a-8(i)(7) when a proposal implicates ordinary business matters. Although the Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable," the Staff has expressed the view that proposals relating to both ordinary business matters and significant social policy issues may be excluded in their entirety in reliance on Rule 14a-8(i)(7). 1998 Release.

The Staff has on multiple occasions concluded that stockholder proposals seeking action related to minimum wages implicate general compensation matters, and thus are excludable under Rule 14a-8(i)(7) as related to ordinary business matters. *See, e.g.*, *Apple, Inc.* (avail. Nov. 16, 2015) (concurring with the exclusion of a proposal requesting the company's compensation committee to "adopt new compensation principles responsive to America's general economy, such as unemployment, working hour[s] and wage inequality"); *McDonald's Corp.* (avail. Mar. 18, 2015) (concurring with the exclusion of a proposal that urged the board to encourage the company's franchises to pay employees a minimum wage of $11 per hour); *Kmart Corp.* (avail. Mar. 12, 1999) (concurring with the exclusion of a proposal because it requested a report on suppliers' "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage"). Notably, the Staff has never concurred that minimum wage reform is a "significant policy issue" under Rule 14a-8.

More generally, the Staff has consistently concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(7) when the proposals relate to general employee compensation rather than compensation of senior executive officers and directors. Staff Legal Bulletin No. 14A (Jul. 12, 2002)[1] ("SLB 14A"). For example, in *Ford Motor Co.* (avail. Jan. 9, 2008), the proposal requested that the company stop awarding all stock options. The proposal did not limit the applicability of this ban on stock option awards to senior executive officers and directors, but instead applied the ban generally to all company employees. Accordingly, the Staff concurred that the company could "exclude the proposal under [R]ule 14a-8(i)(7), as relating to Ford's ordinary business operations (i.e., general compensation matters)." *See, e.g., Yum! Brands, Inc.* (avail. Feb. 24, 2015) (concurring with the exclusion of a proposal requesting a report on the company's executive compensation policies, where the proposal suggested that the report include a comparison of senior executive compensation and "our store employees' median wage"); *ENGlobal Corp.* (avail. Mar. 28, 2012) (concurring with the exclusion of a proposal that sought to amend the company's equity incentive plan, noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors); *International Business Machines Corp. (Boulain)* (avail. Jan. 22, 2009) (concurring with the exclusion of a proposal requesting that no employee above a certain management level receive a salary raise in any year in which at least two-thirds of all company employees did not receive a three percent salary raise); *Amazon.com, Inc.* (avail. Mar. 7, 2005) (concurring with the exclusion of a proposal requesting that the board adopt a new policy on equity compensation and cancel an existing equity compensation plan that potentially affected the general company workforce).

The Proposal's request that the Company "adopt principles for minimum wage reform" implicates the Company's ordinary business operations. Like the *Ford* proposal, the Proposal addresses compensation generally and is not limited to compensation of the Company's senior executive officers or directors, as a minimum wage establishes a floor for every employee's wages. Any Company-endorsed principles that implicate a minimum wage standard will necessarily relate to the decisions that the Company makes with respect to the compensation it chooses to provide to its employees. Determining the amounts of compensation for the numerous employees across the Company's large, international organization is a fundamental responsibility of the Company's management. It is not

---

[1] In SLB 14A, the Staff stated that "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation: We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7) ..." On the other hand, the Staff stated that it did "not agree with the view of companies that they may exclude proposals that concern <u>only</u> senior executive and director compensation in reliance on rule 14a-8(i)(7)."

practical to subject these decisions to stockholder oversight because stockholders are not in a position to determine the appropriateness of employees' wages in the context of the local, regional, national, and international labor markets; the circumstances of the Company's business; the roles that various Company employees perform; and employees' overall compensation and benefits packages.

Furthermore, the Supporting Statement addresses general employee compensation concerns, including the costs of inflation. In determining whether a proposal implicates a company's ordinary business operations, the Staff has historically looked at all of the facts, circumstances, and evidence surrounding the proposal, including its supporting statements. For instance, the Staff has allowed the exclusion of proposals relating to charitable contributions when these proposals' supporting statements made clear that the proposals were actually directed towards contributions to specific types of charitable organizations (an ordinary business matter). *See, e.g., Johnson & Johnson* (avail. Feb. 12, 2007) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company report on charitable contributions when the supporting statement focused on contributions to groups "involved in abortion" and that "promote[d] same sex marriages"). This is also the case with stockholder proposals addressing "principles" for reform. For example, in both *Wyeth* (avail. Feb. 25, 2008) and *CVS Caremark Corp.* (avail. Jan. 31, 2008), the Staff concurred that proposals that urged their respective companies' boards "to adopt principles for comprehensive health care reform" could be properly excluded because they related to the companies' ordinary business operations. In the same year that the Staff rendered these decisions, there were also several companies that were not successful in excluding identical proposals on Rule 14a-8(i)(7) grounds. *See Exxon Mobil Corp.* (avail. Feb. 25, 2008); *The Boeing Co.* (avail. Feb. 5, 2008); *United Technologies Corp.* (avail. Jan. 31, 2008). The different outcomes are due to the supporting statements in the *Wyeth* and *CVS Caremark Corp.* proposals containing an additional request for the boards of those companies to annually report on the implementation of the health care reform principles. That additional element demonstrated that the proposals involved ordinary business matters, namely the companies' specific healthcare practices, and thus involved stockholders in ordinary business decisions regarding the health benefits provided to employees.

Similarly, the Supporting Statement includes an additional element that demonstrates that the Proposal relates to the Company's ordinary business matters. Specifically, the Supporting Statement states, "TJX, an international company, faces exposure to European minimum wage laws, necessitating a clear statement of principles. And media attention to TJX, within the context of a public debate about the minimum wage and economic inequality, may present reputational and financial risk to TJX." This statement, like the reform implementation reporting requests in *Wyeth* and *CVS Caremark Corp.,* demonstrates that the Proposal is about the Company's ordinary business operations, as opposed to—in this case—the general issue of minimum wage reform. Specifically, the quoted language underlines the Proponents' concern with minimum wage laws' particular effect on the Company's compensation of its employees, as well as the Proponents' concern with the impact that the Company's compensation policies have on its profitability. Thus, considering the Proposal and the Supporting Statement as a whole, it is evident that the Proposal's focus is on the wages earned by Company employees, as well as the impact that the implementation of the suggested principles would have on the Company's business, reputation, and stock price. Therefore, in accordance with the precedent discussed above, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

Finally, we note that the Staff has long concurred that a proposal may be excluded under Rule 14a-8(i)(7) if, like the Proposal, it relates to a company's management of its workforce. For example, in *Northrop Grumman Corp.* (avail. Mar. 18, 2010), the Staff concurred that a proposal requesting that the board identify and modify procedures to improve the visibility of educational status in the company's reduction-in-force review process could be excluded, noting that "[p]roposals concerning a company's management of its workforce are generally excludable under [R]ule 14a-8(i)(7)." *See also Starwood Hotels & Resorts Worldwide, Inc.* (avail. Feb. 14, 2012) (concurring that a proposal requesting verification and documentation of U.S. citizenship for the company's U.S. workforce could be excluded because it concerned "procedures for hiring and training employees"); *Consolidated Edison, Inc.* (avail. Feb. 24, 2005) (concurring that a proposal requesting the termination of certain supervisors could be excluded as it related to "the termination, hiring, or promotion of employees"); *Bank of America Corp.* (avail. Feb. 4, 2005) (concurring that a proposal regarding the relocation of U.S.-based jobs to foreign countries could be excluded as it related to the company's "management of the workforce"); *Fluor Corp.* (avail. Feb. 3, 2005) (concurring that a proposal requesting information relating to the elimination or relocation of U.S.-based jobs within the company could be excluded as it related to the company's "management of its workforce").

In the current instance, the Proposal requests that the Board "adopt principles for minimum wage reform," and then notes that "TJX, an international company, faces exposure to European minimum wage laws [which] necessitat[es] a clear statement of principles." The Supporting Statement also argues that "principles for minimum wage reform should recognize" that "[t]he minimum wage should be indexed [...] to allow for orderly increases, predictability and business planning." The implication is that TJX needs to adopt the principles the Proposal requests in order to manage its own workforce-related matters. Decisions concerning employee relations, including wages, are multifaceted, complex and based on a range of factors beyond the knowledge and expertise of stockholders. These are fundamental business issues for the Company's management and require an understanding of the business implications that could result from changes made. Therefore, in accordance with the precedent discussed above, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(7) Because It Attempts To Micro-Manage The Company.

The Proposal's arbitrary deadline for the publication of the "principles for minimum wage reform" constitutes an attempt to micro-manage the Company's Board of Directors (the "Board") and management. As previously discussed, the Commission explained in the 1998 Release that the ordinary business exclusion rests on two central considerations. One such consideration is related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has concurred that similar stockholder proposals related to environmental matters are excludable under Rule 14a-8(i)(7) because the proposals sought to micro-manage the company. *See, e.g., Duke Energy Carolinas, LLC* (avail. Feb. 16, 2001) (Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(7) that recommended to the company's board of directors that they take steps to reduce nitrogen oxide emissions from the company's coal-fired power plants by 80% and limit each boiler to .15 pounds of nitrogen oxide per million BTUs of heat input by a certain year); *Marriott International Inc.* (avail. Mar. 17, 2010) (Staff concurred that a shareholder proposal to install and test low-flow shower heads in some of the company's hotels amounted to micro-managing the company by requiring the use of specific technologies); *Ford Motor Co.* (avail. Mar. 2, 2004) (Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company publish a report about global warming/cooling, where the report was required to include details such as the measured temperature at certain locations and the method of measurement, the effect on temperature of increases or decreases in certain atmospheric gases, the effects of radiation from the sun on global warming/cooling, carbon dioxide production and absorption, and a discussion of certain costs and benefits).

The Proposal should similarly be excluded because it requests that the Company publish principles for minimum wage reform by October 2016, only approximately four months after the 2016 Annual Meeting. This deadline is unjustifiably short, arbitrary and inappropriately seeks to dictate the allocation of the Company's human and financial resources by prescribing a timetable for implementing the Proposal. The deadline also bears no relation to the Company's reporting schedule, and it fails to consider other matters that the Board and Company management are responsible for addressing in the course of the Company's business. For these reasons, this arbitrary deadline is a matter "upon which shareholders, as a group, would not be in a position to make an informed judgment." Thus, similar to the stockholder proposals in *Duke Energy Carolinas* and *Marriott*, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). As further described below, the Proposal is excludable under Rule 14a-8(i)(3) because it is so vague and indefinite as to be materially misleading since it is unclear what actions the Proposal is requesting and the Proposal fails to define or explain key terms.

A. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(3) Because It Is Materially Vague And Indefinite.

The Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of [the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). The Staff consistently has allowed the exclusion as vague and indefinite of proposals requesting certain disclosures or actions but containing only general or uninformative references to the information to be included or the steps to be taken. *See, e.g. Yahoo! Inc.* (avail. Mar. 26, 2008) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board establish "a new policy doing business in China, with the help from China's democratic activists and human/civil rights movement"); *Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board compile a report "concerning the thinking of the Directors concerning representative payees"); *Kroger Co.* (avail. Mar. 19, 2004) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines, where the company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" did not adequately inform the company of the actions necessary to implement the proposal); *Johnson & Johnson* (Feb. 7, 2003) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations").

Here, the nature and scope of the Proposal's request are unclear. The Proposal's resolution urges the Board to adopt "principles for minimum wage reform" without providing adequate guidance regarding the actions that the Company should take or otherwise describing parameters for the development of these principles. Like the stockholder proposal that was excluded in *Yahoo!*, the Proposal only includes general and uninformative references to how the Company should implement the Proposal. As a result, the scope of the Proposal's request is unclear, as it fails to clarify, for example, whether the proposed principles should apply only to Company employees or to every worker in the global economy. Lacking further information regarding the steps that must be taken by the Company, the Company and its stockholders will likely interpret the Proposal differently. Consequently, any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by stockholders voting on the Proposal, as was the case with the stockholder proposal that was excluded in *Fuqua*. The Proposal is therefore excludable as materially vague and indefinite under Rule 14a-8(i)(3).

B. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(3) Because It Includes Vague And Undefined Key Terms.

The Staff has on numerous occasions concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that stockholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. For example, in *Puget Energy, Inc.* (avail. Mar. 7, 2002), the Staff concurred in the exclusion of a stockholder proposal under Rule 14a-8(i)(3) where the proposal requested that the company's board of directors implement "a policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy. *See also Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring with the exclusion of a proposal that specified company personnel "sign off [by] means of an electronic key . . . that they . . . approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or 'figures and policies'"); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3), noting "that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Electric Co.* (Feb. 10, 2011) (same); *The Allstate Corp.* (avail. Jan. 18, 2011) (same); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion of a proposal to "[e]liminate all incentives for the CEOS [sic] and the Board of Directors" where the proposal did not define "incentives" or "CEOS").

The Proposal, which urges the Board to "adopt principles for minimum wage reform," includes several vague terms that are not defined in the Proposal or the Supporting Statement, such that stockholders voting on the Proposal would be unable to ascertain with reasonable certainty what actions or policies the Company should undertake if the Proposal were enacted. Specifically, as discussed below, the Proposal fails to define "minimum wage," "principles," and "reform."

The Proposal leaves the term "minimum wage" open to several possible interpretations. The Proposal fails to define the term, and the Supporting Statement creates confusion as to its exact meaning by referencing "the federal minimum wage" in addition to "European minimum wage laws," and by touching upon the "well-being of workers" in general. Consequently, without further information, it is unclear whether the Proposal is urging the Board to adopt principles of reform that are applicable to the minimum wage that any given worker around the world may receive, the federal minimum wage, state or other local minimum wage laws, or a minimum wage policy that is limited to the Company's employees. Nor is it clear whether healthcare benefits or other compensation elements should be incorporated into the Company's analysis regarding the level of minimum wage that will foster a "sustainable economy" and support a "minimum standard of living."

Similarly, the Proposal and the Supporting Statement do not adequately explain the nature of the "principles" that are to be adopted. Stockholders could interpret "principles" as referring to a stance that the Company will take with respect to various minimum wage laws, whereas the Company could reasonably interpret "principles" as referring to the adoption of a policy regarding the "minimum wage" that Company employees receive, or vice versa. Furthermore, assuming that "principles" refers to the Company's adoption of a compensation policy, stockholders and the Company could differ in their perception of whether this policy is to be binding or should instead embody principles that are aspirational in nature.

Finally, the term "reform" is vague and undefined. The Proposal and the Supporting Statement do not provide the clarity necessary for the Company or its stockholders to ascertain whether "reform" refers to changes to the Company's compensation practices, adjustments to the federal minimum wage or its various analogs, or reform on an even broader scale.

Because "minimum wage," "principles," and "reform" are not sufficiently explained, the Proposal is similar to the stockholder proposal that was excluded in *Berkshire Hathaway* in that it is so inherently vague and indefinite that stockholders voting on the Proposal would be unable to ascertain with reasonable certainty what actions or policies the Company should undertake if the Proposal were enacted. Thus, the Proposal is excludable under Rule 14a-8(i)(3).

III. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(3) Because Its Supporting Statement Is Materially Misleading.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a stockholder proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement "containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In SLB 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) may be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading."

The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of entire stockholder proposals that contain statements that are false or misleading. For example, in *General Electric Co.* (avail. Jan. 6, 2009), a proposal requested that the company adopt a policy that would prohibit any director who received more than 25% in "withheld" votes from serving on any key board committee for two years. The company, however, had a majority voting standard that, although not eliminating all instances in which plurality voting (and thus "withhold" votes) applied in the election of directors, meant that the company typically did not provide a means for shareholders to "withhold" votes. The company argued that the proposal was based on the false underlying assertion that the company routinely employed a plurality standard in the election of directors because the proposal referred to "withheld" votes in the election of directors. The Staff concurred with the company that the proposal therefore was excludable under Rule 14a-8(i)(3). *See also J.P. Morgan Chase & Co. (Investor Voice)* (avail. Mar. 11, 2014, recon. denied Mar. 28, 2014) (same); *Johnson & Johnson* (avail. Jan. 31, 2007) (concurring in the exclusion of a proposal to provide shareholders a "vote on an advisory management resolution . . . to approve the Compensation Committee [R]eport" because the proposal would create the false implication that shareholders would receive a vote on executive compensation).

In the current instance, the Supporting Statement is false and misleading in that it fails to acknowledge the Company's actions to reform wages, including its wage initiative announced in February 2015.[2] As stated in the wage initiative announcement, as of June 2015, the Company's full- and part-time hourly U.S. store associates earned at least $9.00 per hour, and at some time during 2016, all hourly U.S. store associates employed for six months or more will earn at least $10.00 per hour. Through the Company's wage initiative, the Company is paying its U.S. store associates more than the federal minimum wage, which is currently $7.25 per hour. The Supporting Statement goes to great lengths to advocate for "minimum wage reform" but does not acknowledge the "reform" implemented via the Company's wage initiative. Without this context, the Supporting Statement implies that the Company's employee compensation practices have not recently undergone this significant change and require reform. Thus, the Proposal is similar to the stockholder proposal excluded in *GE* in that it also is based on a materially false underlying assertion—in this case, about the Company's employee compensation practices. Because the Supporting Statement is materially misleading, the Proposal is excludable in its entirety under Rule 14a-8(i)(3).

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

A. Background.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal "[i]f the company has already substantially implemented the proposal." The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the

[2] The February 15, 2015 press release regarding the Company's wage initiative and other matters is available at: https://www.sec.gov/Archives/edgar/data/109198/000115752315000697/a51046811ex99_1.htm.

management." *See* Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release.

The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Moreover, a company need not implement a stockholder proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Differences between a company's actions and a stockholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (concurring in the exclusion of a proposal requesting that the board permit stockholders to call special meetings on the basis that it was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *The Boeing Co.* (avail. Feb. 17, 2011) (concurring in exclusion under Rule 14a-8(i)(10) of a proposal that requested that the company "review its policies related to human rights" and report its findings, where the company had already adopted human rights policies and provided an annual report on corporate citizenship); *Exelon Corp.* (avail. Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions").

Exclusion under Rule 14a-8(i)(10) also is appropriate when a company can demonstrate that elements of its policies, practices and procedures compare favorably with the guidelines of the proposal, even where the manner in which the company implemented the proposal either did not correspond precisely to the action requested by the proposal or where the contents of a requested report were disclosed by the company across various sources. For example, in *The Coca-Cola Co.* (avail. Jan. 25, 2012, *recon. denied* Feb. 29,

2012), the proposal requested that the board prepare a report "updating investors on how the company is responding to the public policy challenges associated with [Bisphenol A, or BPA]." The company asserted that its website already disclosed "information about the use of BPA in aluminum can liners and the [c]ompany's priority of ensuring the safety and quality of its products and packaging." The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10), noting that the company's "public disclosures compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal." *See also Entergy Corp.* (avail. Feb. 14, 2014) (concurring that a proposal calling for a report "on policies the company could adopt to take additional near-term actions to reduce its greenhouse gas emissions" could be excluded under Rule 14a-8(i)(10) when the company already provided environmental sustainability disclosures on its website and in its CDP report); *The Dow Chemical Co.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal requesting a "global warming report" discussing how the company's efforts to ameliorate climate change may have affected the global climate when the company had already made various statements about its efforts related to climate change in various corporate documents and disclosures).

B. The Company Has Substantially Implemented The Proposal.

The Company has substantially implemented the Proposal's request that the Board "adopt principles for minimum wage reform" through the adoption of principles limiting the Company's involvement in public policy matters, which are memorialized in its Statement on Political Activity and Expenditures ("Statement") available on the Company's website.[3] The Statement notes that the Company "does not generally participate in direct public policy or political or legislative advocacy." The Proposal, however, seeks to involve the Company in public policy matters through the adoption of the requested principles. Although the Proposal does not request that the Company take any position for or against minimum wage reform, it does request that the Company "adopt principles." The Company has already adopted principles on all public policy or political or legislative advocacy through its Statement. Specifically, the Statement reflects that the Company has already considered and determined generally that it should not participate in such matters.

As noted above, a company need not implement a stockholder proposal in exactly the manner set forth by the proponent. Here the Company has adopted a principled response to minimum wage reform by remaining neutral in the policy discourse while initiating its own

[3] TJX, Statement on Political Activity and Expenditures, https://www.tjx.com/files/pdf/corp_resp/Corporate_Governance_Statement_on_Political_Activity.pdf.

wage initiative as announced in February 2015 and discussed above. Thus, as in *The Dow Chemical Co.*, existing statements already implement the stockholder proposal. Therefore, the Company has substantially implemented the Proposal, as the Statement reflects the Company's "principles for minimum wage reform." Accordingly, the Proposal may be excluded from the 2016 Proxy Materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Ann McCauley, Executive Vice President, General Counsel and Secretary at the Company, at (508) 390-2777.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Ann McCauley, The TJX Companies, Inc.
Jonas Kron, Trillium Asset Management, LLC
Pamela Sparr, Unitarian Universalist Service Committee
Timothy Smith, Walden Asset Management
Sonia Kowal, Zevin Asset Management, LLC

GIBSON DUNN

EXHIBIT A

TRILLIUM
ASSET MANAGEMENT®

December 3, 2015

The TJX Companies, Inc.
770 Cochituate Road
Framingham, Massachusetts
01701
Att'n: Corporate Secretary

Dear Corporate Secretary:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in sustainable and responsible asset management. We currently manage approximately $2 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with The TJX Companies, Inc. (TJX) on behalf of Plymouth Congregational Church of Seattle, Mayberry LLC, Persephone LLC, and Portfolio 21 Global Equity Fund for inclusion in the 2016 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, they hold more than $2,000 of TJX common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, our clients will remain invested in this position continuously through the date of the 2016 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with TJX leadership about the contents of our proposal.

We expect there will be at least one co-filer of this proposal.

Please direct any communications to me at (503) 894-7551, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Enclosures

Principles for Minimum Wage Reform

RESOLVED: The TJX Companies shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.

This proposal does not encompass payments used for lobbying or ask TJX to take a position on any particular piece of legislation.

Supporting Statement

We believe principles for minimum wage reform should recognize:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income - after adjusting for inflation - was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of $15,080, well below the federal poverty line for families.[1]

Income inequality is recognized as an economy-wide problem. For example, an S&P research brief stated "increasing income inequality is dampening U.S. economic growth." Peter Georgescu, chairman emeritus of Young & Rubicam, wrote in an op-ed *Capitalists, Arise: We Need to Deal With Income Inequality* "Business has the most to gain from a healthy America, and the most to lose by social unrest".

There are examples of CEOs supporting strong wages and indexing:

- Costco CEO Jelinek wrote to Congress urging it to increase the minimum wage. "We know it's a lot more profitable in the long term to minimize employee turnover and maximize employee productivity, commitment and loyalty".
- Morgan Stanley CEO Gorman, McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for minimum wages to be raised.
- Subway CEO DeLuca supports minimum wage indexing because it allows for business planning.
- Aetna CEO Bertolini, said paying less than $16.00 per hour is "unfair."
- Wal-Mart CEO McMillon, said that he voted in favor of Arkansas's ballot measure raising the state's minimum wage.

According to polls, minimum wage reform is one of the most significant social policy issues.

According to more than 600 leading economists, including seven Nobel Prize winners, the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum-wage workers. Some research suggests a minimum-wage increase could have a small stimulative effect on the economy due in part to increased consumer purchases.[2] A November 2015 Morgan Stanley report, *Mind The Inequality Gap*, suggests there may be financial risks for retailers because economic inequality can stunt consumer demand.[3]

TJX, an international company, faces exposure to European minimum wage laws, necessitating a clear statement of principles. And media attention to TJX, within the context of a public debate about the minimum wage and economic inequality, may present reputational and financial risk to TJX.

---

[1] http://www.epi.org/publication/minimum-wage-workers-poverty-anymore-raising/
[2] http://www.epi.org/minimum-wage-statement/
[3] http://www.businessinsider.my/morgan-stanley-report-statistics-on-inequality-in-developed-countries-2015-11/

TRILLIUM
ASSET MANAGEMENT®

December 9, 2015

The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701
Att'n: Corporate Secretary

Re: Verification

Dear Secretary:

In accordance with the SEC Rules, please find the attached authorization letters from Plymouth Congregational Church of Seattle, Mayberry LLC, Persephone LLC, and Portfolio 21 Global Equity Fund as well as the custodial letters from Charles Schwab Advisor Services, Fidelity Investments and US Bank documenting that each of them holds sufficient company shares to file a proposal under rule 14a-8. Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal. Therefore we request that you notify us if you see any deficiencies in the enclosed documentation.

Please contact me if you have any questions at (503) 894-7551; Trillium Asset Management LLC., Two Financial Center, 60 South Street, Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Enclosures

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Mayberry, LLC at TJX Companies, Inc. for inclusion in its 2016 proxy materials concerning income inequality.

Mayberry, LLC is the beneficial owner of more than $2,000 worth of TJX Companies, Inc. common stock that Mayberry, LLC has held continuously for more than one year. Mayberry, LLC intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2016.

Mayberry, LLC specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Mayberry, LLC intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Mayberry, LLC understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

[signature]
SIGNATURE

11/6/2015
DATE

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Persephone, LLC at TJX Companies, Inc. for inclusion in its 2016 proxy materials concerning income inequality.

Persephone, LLC is the beneficial owner of more than $2,000 worth of TJX Companies, Inc. common stock that Persephone, LLC has held continuously for more than one year. Persephone, LLC intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2016.

Persephone, LLC specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Persephone, LLC intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Persephone, LLC understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

[signature]
SIGNATURE

11/6/2015
DATE

PLYMOUTH CHURCH
UNITED CHURCH OF CHRIST

1217 Sixth Avenue, Seattle WA 98101
206.622.4865
plymouthchurchseattle.org

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Plymouth Congregational Church of Seattle at TJX Companies, Inc. for inclusion in its 2016 proxy materials concerning economic inequality.

Plymouth Congregational Church is the beneficial owner of more than $2,000 worth of TJX Companies, Inc. common stock that Plymouth Congregational Church has held continuously for more than one year. Plymouth Congregational Church intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2016.

Plymouth Congregational Church specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Plymouth Congregational Church intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Plymouth Congregational Church understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Jon Palmason
Church Moderator
Plymouth Congregational Church of Seattle

11/11/2015
Date

Jonas Kron
Senior Vice-President, Director of Shareholder Advocacy
Trillium Asset Management, LLC
721 NW Ninth Ave., Suite 250
Portland, OR 97209

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on Portfolio 21 Global Equity Fund's behalf at TJX Companies Inc (TJX) concerning political contribution disclosures and policies.

Portfolio 21 Global Equity Fund is the beneficial owner of over $2,000 of TJX common stock that it has continuously held for more than one year. Portfolio 21 Global Equity Fund intends to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2016.

Portfolio 21 Global Equity Fund specifically gives Trillium Asset Management, LLC full authority to deal, on its behalf, with any and all aspects of the aforementioned shareholder proposal. Portfolio 21 Global Equity Fund intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Portfolio 21 Global Equity Fund understands that its name may appear on the corporation's proxy statement as a filer of the aforementioned proposal.

Sincerely,

Michelle McDonough

Michelle McDonough
Partner
Trillium Asset Management, LLC, Investment Advisor to The Portfolio 21 Global Equity Fund

11/9/15
Date

Fidelity Family Office Services 200 Seaport Blvd. Z2N
Boston, MA 02210

Fidelity INVESTMENTS

12/07/15

Re: Mayberry, LLC. / Account Ending in ***FISMA & OMB MEMORANDUM M-07-16***

This letter is to confirm that Fidelity holds as custodian for the above client 493 shares of common stock in TJX Companies. These 493 shares have been held in this account continuously for at least one year prior to December 3rd, 2015.

These shares are held at Depository Trust Company under DTC's nominee name CEDE & Co. FBO National Financial Services,

This letter serves as confirmation that the shares are held by Fidelity.

Sincerely,

John Maloney

Fidelity Family Office Services 200 Seaport Blvd. Z2N
Boston, MA 02210

Fidelity INVESTMENTS

12/07/15

Re: Persephone, LLC. / Account Ending in ***FISMA & OMB MEMORANDUM M-07-16***

This letter is to confirm that Fidelity holds as custodian for the above client 482 shares of common stock in TJX Companies. These 482 shares have been held in this account continuously for at least one year prior to December 3, 2015.

These shares are held at Depository Trust Company under DTC's nominee name CEDE & Co. FBO National Financial Services,

This letter serves as confirmation that the shares are held by Fidelity.

Sincerely,

John Maloney

John Maloney

charles SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

December 7, 2015

Re: Plymouth Congregational Church of Seattle/A ***FISMA & OMB MEMORANDUM M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 786 shares of TJX common stock. These 786 shares have been held in this account continuously for at least one year prior to December 3, 2015.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Justin Creamer

Justin Creamer
Relationship Specialist

#1213-8191

usbank.
usbank.com

December 9, 2015,

Re: Portfolio 21 Global Equity Fund 19-7002

This letter is to confirm that US Bank holds as custodian for the above client 88000 shares of common stock in The TJX Companies, Inc. (TJX). These 88000 shares have been held in this account continuously for at least one year prior to December 3, 2015..

These shares are held at Depository Trust Company under the nominee name of US Bank.

This letter serves as confirmation that the shares are held by US Bank.

Sincerely,

Rhonda Campbell

Rhonda M Campbell
Officer | Custody Administator– Fund Custody
p. 414.905.5591 | f. 866.859.4355 | Rhonda.campbell1@usbank.com

U.S. Bank
RiverCenter (Schlitz Park)
1555 Rivercenter Drive, Milwaukee, WI 53212 | MK-WI-S302

UUSC

December 17, 2015

Ms. Ann McCauley
Corporate Secretary
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01791

Dear Ms. McCauley,

For more than 70 years, UUSC has advanced human rights and social justice in the United States and internationally. In order to pursue these goals, we partner with a number of grassroots organizations around the world. These partners tell us of the great need for global companies to adopt and implement company-wide policies and practices which protect human rights and the just treatment of employees, and which also sustain the environment.

The Unitarian Universalist Service Committee (UUSC) is the beneficial owner of 300 shares of TJX Companies stock. We have owned over $2,000 worth of TJX Companies stock for more than a year. Further, it is our intent to hold greater than $2,000 in market value through the next annual meeting of TJX Companies. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participate.

This resolution is submitted for inclusion in the 2016 proxy statement under Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We are co-filing this resolution with Trillium Asset Management as the primary filer and therefore deputize Trillium Asset Management to act on our behalf in the withdrawal of this resolution.

Please copy Timothy Smith of Walden Asset Management our investment manager (617-726-7155 or tsmith@bostontrust.com) our investment manager with any correspondence.

Sincerely,

Pamela Sparr / RPly

Pamela Sparr
Associate Director of Advocacy/Activism & Engagement

Cc: Timothy Smith, Carly Greenberg
James Kron, Trillium Asset Management

Principles for Minimum Wage Reform

RESOLVED: The TJX Companies shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.

This proposal does not encompass payments used for lobbying or ask TJX to take a position on any particular piece of legislation.

Supporting Statement

We believe principles for minimum wage reform should recognize:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income - after adjusting for inflation - was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of $15,080, well below the federal poverty line for families.[1]

Income inequality is recognized as an economy-wide problem. For example, an S&P research brief stated "increasing income inequality is dampening U.S. economic growth." Peter Georgescu, chairman emeritus of Young & Rubicam, wrote in an op-ed *Capitalists, Arise: We Need to Deal With Income Inequality* "Business has the most to gain from a healthy America, and the most to lose by social unrest".

There are examples of CEOs supporting strong wages and indexing:

- Costco CEO Jelinek wrote to Congress urging it to increase the minimum wage. "We know it's a lot more profitable in the long term to minimize employee turnover and maximize employee productivity, commitment and loyalty".
- Morgan Stanley CEO Gorman, McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for minimum wages to be raised.
- Subway CEO DeLuca supports minimum wage indexing because it allows for business planning.
- Aetna CEO Bertolini, said paying less than $16.00 per hour is "unfair."
- Wal-Mart CEO McMillon, said that he voted in favor of Arkansas's ballot measure raising the state's minimum wage.

According to polls, minimum wage reform is one of the most significant social policy issues.

According to more than 600 leading economists, including seven Nobel Prize winners, the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum-wage workers. Some research suggests a minimum-wage increase could have a small stimulative effect on the economy due in part to increased consumer purchases.[2] A November 2015 Morgan Stanley report, *Mind The Inequality Gap*, suggests there may be financial risks for retailers because economic inequality can stunt consumer demand.[3]

TJX, an international company, faces exposure to European minimum wage laws, necessitating a clear statement of principles. And media attention to TJX, within the context of a public debate about the minimum wage and economic inequality, may present reputational and financial risk to TJX.

---

[1] http://www.epi.org/publication/minimum-wage-workers-poverty-anymore-raising/

[2] http://www.epi.org/minimum-wage-statement/

[3] http://www.businessinsider.my/morgan-stanley-report-statistics-on-inequality-in-developed-countries-2015-11/

STATE STREET.

Date: December 17, 2015

To Whom It May Concern:

State Street Bank and Trust Company ("State Street") is the sub-custodian for Boston Trust & Investment Management Company (Boston Trust) who is the custodian for the account of **UUSC – Equity Portfolio.**

In connection with a shareholder proposal submitted by **UUSC – Equity Portfolio** on **December 17, 2015** we are writing to confirm that **UUSC – Equity Portfolio** has had beneficial ownership of a least $2,000 in market value of the voting securities of **TJX Companies (Cusip#872540109)** for more than one year.

As indicated earlier State Street serves as the sub-custodian for Boston Trust and Investment Management Company. State Street is a DTC participant.

In witness hereof the individual signing below confirms to best of her knowledge that the above statements are true and accurate.

Sincerely,

Marc Iovine
Officer
Date: 12/22/2015

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 21, 2015

The TJX Companies, Inc.
770 Cochituate Road
Framingham, Massachusetts 01701
Att'n: Corporate Secretary

Re: Shareholder Proposal for 2016 Annual Meeting

Dear Corporate Secretary:

Enclosed please find our letter co-filing the principles for minimum wage reform proposal to be included in the proxy statement of The TJX Companies, Inc. (the "Company") for its 2016 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are filing on behalf of one of our clients, John Maher Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 8000 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2016 annual meeting of stockholders.

Zevin Asset Management, LLC is a co-filer for this resolution. Trillium Asset Management is the lead filer of this resolution and can act on our behalf in withdrawal of this resolution. A representative of the filer will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please confirm receipt to me 617-742-6666 x308 or sonia@zevin.com.

Sincerely,

Sonia Kowal
President
Zevin Asset Management, LLC

Principles for Minimum Wage Reform

RESOLVED: The TJX Companies shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.

This proposal does not encompass payments used for lobbying or ask TJX to take a position on any particular piece of legislation.

Supporting Statement

We believe principles for minimum wage reform should recognize:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and
2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income - after adjusting for inflation - was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of $15,080, well below the federal poverty line for families.[1]

Income inequality is recognized as an economy-wide problem. For example, an S&P research brief stated "increasing income inequality is dampening U.S. economic growth." Peter Georgescu, chairman emeritus of Young & Rubicam, wrote in an op-ed *Capitalists, Arise: We Need to Deal With Income Inequality* "Business has the most to gain from a healthy America, and the most to lose by social unrest".

There are examples of CEOs supporting strong wages and indexing:

- Costco CEO Jelinek wrote to Congress urging it to increase the minimum wage. "We know it's a lot more profitable in the long term to minimize employee turnover and maximize employee productivity, commitment and loyalty".
- Morgan Stanley CEO Gorman, McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for minimum wages to be raised.
- Subway CEO DeLuca supports minimum wage indexing because it allows for business planning.
- Aetna CEO Bertolini, said paying less than $16.00 per hour is "unfair."
- Wal-Mart CEO McMillon, said that he voted in favor of Arkansas's ballot measure raising the state's minimum wage.

According to polls, minimum wage reform is one of the most significant social policy issues.

According to more than 600 leading economists, including seven Nobel Prize winners, the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum-wage workers. Some research suggests a minimum-wage increase could have a small stimulative effect on the economy due in part to increased consumer purchases.[2] A November 2015 Morgan Stanley report, *Mind The Inequality Gap*, suggests there may be financial risks for retailers because economic inequality can stunt consumer demand.[3]

TJX, an international company, faces exposure to European minimum wage laws, necessitating a clear statement of principles. And media attention to TJX, within the context of a public debate about the minimum wage and economic inequality, may present reputational and financial risk to TJX.

---

1 http://www.epi.org/publication/minimum-wage-workers-poverty-anymore-raising/

2 http://www.epi.org/minimum-wage-statement/

3 http://www.businessinsider.my/morgan-stanley-report-statistics-on-inequality-in-developed-countries-2015-11/

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 21, 2015

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services Inc's custodial proof of ownership statement of The TJX Companies, Inc. from the John Maher Trust. Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and filed a share holder resolution on the John Maher Trust's behalf.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

Sonia Kowal
President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 21, 2015

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 8000 shares of common stock in The TJX Companies, Inc. (TJX) owned by the John Maher Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of TJX and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and is planning to co-file a share holder resolution on the John Maher Trust's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President/Investments

This message was sent with High importance.

Sent: Wed 12/30/2015 9:59 AM

From: Ann Mccauley <Ann_McCauley@tjx.com>

To: Sonia Kowal

Cc

Subject: Shareholder proposals submitted by Zevin

Message | Ltr to Zevin 12-30-15.pdf

Sonia – we look forward to talking with you about the shareholder proposals that Zevin submitted to TJX. Attached is a note relating to some additional documents that we request you provide to us. We enjoyed meeting this summer with your colleague Emily DeMasi. All my best to you this holiday season, Ann

Ann McCauley
Executive Vice President, General Counsel and Secretary
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701
(p) 508-390-2777
(f) 508-390-5022

THE TJX COMPANIES, INC.

ANN McCAULEY
Executive Vice President and General Counsel

Phone: 508-390-2777
Fax: 508-390-5022
Ann_McCauley@TJX.com

December 30, 2015

Sonia Kowal, President
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, Massachusetts 02108

Re: The TJX Companies, Inc. Shareholder Resolution

Dear Ms. Kowal,

I am writing to confirm receipt on December 22, 2015 of the shareholder proposals that Zevin Asset Management, LLC ("Zevin") submitted to The TJX Companies, Inc. (the "Company") for consideration at the Company's 2016 annual meeting of shareholders.

I see that your cover letters state that Zevin is filing on behalf of its clients, David Fenton, with respect to the proposal regarding renewable energy, and the John Maher Trust (the "Trust") , with respect to the proposal regarding minimum wage reform. Thank you for providing the Company with proof of each shareholder's ownership of the Company's shares.

As you may know, Securities and Exchange Commission ("SEC") rules require that a shareholder submitting a proposal to a company must provide the company with a written statement that the shareholder intends to hold the requisite amount of the company's shares through the date of the company's meeting of shareholders (a "Statement of Intent"). Although Zevin has stated that each of Mr. Fenton and the Trust intend to continue to hold the requisite amount of the Company's securities through the date of the Company's 2016 annual meeting of shareholders, please provide a Statement of Intent from each of the shareholders as required by SEC rule 14a-8(b)(2). We also further request that each of Mr. Fenton and the Trust provide us with written confirmation that they have authorized Zevin to file the shareholder proposals on their behalf (an "Authorization").

SEC rules require companies to notify shareholder proponents of any eligibility or procedural deficiencies within 14 calendar days of receiving a shareholder proposal. In our case, we would need to send you such notification by January 5, 2016. Please do provide us with the shareholders' Statements of Intent and Authorizations as soon as you can so we might be able to avoid sending a deficiency letter.

We appreciate hearing from and engaging with our shareholders. We hope that we can set up time to discuss the proposals with you and will be in contact with you to set a mutually convenient time. Thank you for your interest in TJX.

Sincerely,

Ann McCauley

Ann McCauley
Executive Vice President, General Counsel and Secretary

Sent: Mon 1/4/2016 11:37 AM

From: Ann Mccauley <Ann_McCauley@tjx.com>
To: Joel Freedman; Jill DiGiovanni
Cc
Subject: FW: Shareholder proposals submitted by Zevin

Message | David Fenton letter of intent and authorization.pdf | TJX John Maher letter of intent and appointment 12 15.pdf

From: Sonia Kowal [mailto:sonia@zevin.com]
Sent: Monday, January 04, 2016 11:34 AM
To: Ann Mccauley
Subject: RE: Shareholder proposals submitted by Zevin

Dear Ann,

I hope you had a good New Year. Please find attached letters of intent and authorization from David Fenton and John Maher, the proponents of our proposals.

Kind Regards,

Sonia

From: Ann Mccauley [mailto:Ann_McCauley@tjx.com]
Sent: Wednesday, December 30, 2015 9:59 AM
To: Sonia Kowal <sonia@zevin.com>
Subject: Shareholder proposals submitted by Zevin
Importance: High

Sonia – we look forward to talking with you about the shareholder proposals that Zevin submitted to TJX. Attached is a note relating to some additional documents that we request you provide to us. We enjoyed meeting this summer with your colleague Emily DeMasi. All my best to you this holiday season, Ann

Ann McCauley
Executive Vice President, General Counsel and Secretary
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701
(p) 508-390-2777
(f) 508-390-5022

December 21, 2015

To Whom It May Concern:

By this letter I hereby authorize and appoint Zevin Asset Management, LLC (or its agents), to represent me in regard to my holdings of the TJX Companies, Inc. in all matters relating to shareholder engagement – including (but not limited to):

- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Attending and presenting at shareholder meetings

This authorization and appointment is intended to be durable, and forward-looking. To a company receiving a shareholder proposal under this durable appointment and grant of authority, please consider this letter as both authorization and instruction to:

- Dialogue with Zevin Asset Management, LLC
- Comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Zevin Asset Management, LLC (address listed below)

By this letter I also hereby express my intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This Statement acknowledges my responsibility under SEC rules, and applies to a shareholder proposal that is filed under my name, whether filed directly or on my behalf.

This Statement of Intent is intended to be durable, forward-looking, and is to be accepted by the TJX Companies, Inc. as my Statement of Intent in fulfilment of SEC Rule 14a-8.

Sincerely,

John Maher, Trustee

Signature

John Maher, Trustee
c/o Zevin Asset Management, LLC
11 Beacon St, suite 1125
Boston MA 02108